# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GoPro, Inc., CIK 0001500435
CUSIP: 38268T103
Title of class of securities: Class A Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 3025 Clearview Way, San Mateo, California (CA), 94402
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-009554
Filed by CIK 0001610500

## Reporting persons
- Nicholas Woodman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 848,118; shared voting power 25,036,070; sole dispositive power 848,118; shared dispositive power 25,036,070; aggregate amount beneficially owned 25,884,188 (16.8% of the class)
  Comment: Rows 5 and 7 includes 672,846 shares of Class A Common Stock issued and held by the Reporting Person and 175,272 shares of Class A Common Stock issuable upon vesting of restricted stock units based upon continued employment of the Reporting Person. Rows 6 and 8 represent shares of Class B Common Stock held by The Woodman Family Trust under Trust Agreement dated March 11, 2011, as of December 31, 2024 (the "2011 Woodman Family Trust"). Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class B Common Stock is also convertible into Class A Common Stock on the same basis upon certain transfers, whether or not for value, except for "Permitted Transfers" as defined in the Issuer's restated certificate of incorporation in effect as of the date hereof. Each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon the date when the outstanding shares of Class B Common Stock represent less than 10% of the aggregate number of shares of Common Stock then outstanding. Mr. Woodman and his spouse, Jill R. Woodman, are co-trustees of the 2011 Woodman Family Trust. Row 11 percentage calculation is based upon information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed by the Issuer with the Securities and Exchange Commission on November 7, 2024 (128,502,519 shares of Class A Common Stock).
- Woodman Family Trust under Trust Agreement dated March 11, 2011: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 25,036,070; sole dispositive power 0; shared dispositive power 25,036,070; aggregate amount beneficially owned 25,036,070 (16.3% of the class)
  Comment: Row 11 percentage calculation is based upon information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed by the Issuer with the Securities and Exchange Commission on November 7, 2024 (128,502,519 shares of Class A Common Stock).

## Item 1. Issuer
Name of issuer: GoPro, Inc.
Address of issuer's principal executive offices: 3025 Clearview Way San Mateo, CA, 94402

## Item 2. Person Filing
Name of person filing: Nicholas Woodman
Address of principal business office or, if none, residence: c/o GoPro, Inc., 3025 Clearview Way, San Mateo, CA 94402
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
25,884,188

Includes 672,846 shares of Class A Common Stock issued and held by Nicholas Woodman and 175,272 shares of Class A Common Stock issuable upon vesting of restricted stock units based upon his continued employment and 25,036,070 shares of Class B Common Stock held by the 2011 Woodman Family Trust.
Percent of class:
16.8

Percentage calculation is based upon information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed by the Issuer with the Securities and Exchange Commission on November 7, 2024 (128,502,519 shares of Class A Common Stock).
Sole power to vote or to direct the vote:
848,118

Includes 672,846 shares of Class A Common Stock issued and held by Nicholas Woodman and 175,272 shares of Class A Common Stock issuable upon vesting of restricted stock units based upon his continued employment.
Shared power to vote or to direct the vote:
25,036,070

Includes 25,036,070 shares of Class B Common Stock held of record by the 2011 Woodman Family Trust.
Sole power to dispose or to direct the disposition:
848,118

Includes 672,846 shares of Class A Common Stock issued and held by Nicholas Woodman and 175,272 shares of Class A Common Stock issuable upon vesting of restricted stock units based upon his continued employment.
Shared power to dispose or to direct the disposition:
25,036,070

Includes 25,036,070 shares of Class B Common Stock held of record by the 2011 Woodman Family Trust.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nicholas Woodman: /s/ Nicholas Woodman, Nicholas Woodman (02/04/2025)
- Woodman Family Trust under Trust Agreement dated March 11, 2011: /s/ Nicholas Woodman, Nicholas Woodman, Trustee (02/04/2025)